

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2021

Amir Schlachet
Chief Executive Officer
Global-E Online Ltd.
25 Basel Street
Petah Tikva 4951038, Israel

>   **Re: Global-E Online Ltd.**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted January 22, 2021**
>   **CIK No. 0001835963**

Dear Mr. Schlachet:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated January 13, 2021.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors
"Legal, political, and economic uncertainty surrounding the exit of the United Kingdom from the EU..." , page 34

1.   Please update this risk factor as the transition period during which EU rights and obligations still applied to the UK expired on December 31, 2020.

Results of Operations
Year ended December 31, 2019 compared to year ended December 31, 2018 , page 77

2.   We note you now separately present revenue and cost of revenue by service fees and fulfillment in response to prior comment 6. However, it does not appear that you

separately analyze revenue and cost of revenue between service fees and fulfillment revenue. Please expand your disclosures accordingly. Refer to Section III.B of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-10

3.   We have reviewed your response to prior comment 14. Please include more of your response in your disclosure. In this regard, revise your disclosure to indicate that you do provide your platform service solution on a standalone basis. Please disclose the amount of revenue recognized from the sale of platform service solutions without fulfillment services.

4.   We have reviewed your response to prior comment 15. To help the staff understand the conclusion reached by the Company, we have the following comments. Please clarify whether you have a present right for payment upon the products arrival at your hub. We refer you to ASC 606-10-25-30. Explain how you determined that the service obligation is separately identifiable from the fulfillment obligation. Refer to ASC 606-10-25-19(b) and 25-21. In this regard, it seems that your customers are utilizing your services to consummate the sale and deliver the product to the shopper. Tell us whether risk of satisfying that outcome binds the two obligations into one combined promised service (i.e., the delivery of desired product to the shopper).

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Josh Kiernan